EXHIBIT 99.1

Foremost Lithium Announces a 7,500 Metre Winter Drill Program on Its Zoro Lithium Property

Drilling At Zoro will Focus on Foremost’s Inferred Resource at Dyke 1, a Single High-Grade Lithium Bearing Spodumene Pegmatite, Open Along Strike and at Depth, Providing Excellent Potential for Further Resource Development

VANCOUVER, British Columbia, Dec. 28, 2023 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, is pleased to announce today its drilling plans on its Zoro Lithium Property located near the historic mining centre of Snow Lake in Manitoba. The Company is completing plans in preparation of 30-hole, 7,500-metre diamond drill winter program including submitting work permits at the Manitoba Mines Branch. The drill program on the Zoro Property will be in addition to the Company’s recently announced 2,500 metre diamond drill program on its Jean Lake Lithium/Gold Property located in the same mining centre. Drilling on both properties will total 10,000 metres.

Foremost Lithium’s Zoro and Jean Lake Properties share contiguous borders with Snow Lake Lithium’s Thompson Brothers and Grass River properties, which are disclosed as having an aggregate measured, indicated and inferred resource estimate of approximately 8.2 million tonnes of 1% Li2O. The Zoro Property is directly adjacent to the Thompson Brother’s (“TB”) lithium trend, known for hosting several lithium enriched occurrences. The Zoro Property is also adjacent to the Crowduck Bay Fault which is a significant regional focus for the development of lithium-enriched pegmatite clusters (Figure 1).

456000
460000
Coordinate System: NAD 1983 UTM Zone 14N
N
6084000
6080000
6076000
Dyke 2
Dyke 3
Dyke 5
Dyke 6
Dyke 7
Dyke 8
Dyke 16
Dyke 1
TB Lithium Project
1:50,000
0
1,500
3,000
Meters
Legend
Crowduck Bay Fault
Thompson Bros. Lithium Trend
Pegmatites
Pegmatites
Zoro Mining Claim
Other Mining Claim

Figure 1: Location of the Zoro Property

Jason Barnard, Chief Executive Officer and President of Foremost Lithium, comments: “This is the most aggressive drill program our company has embarked on to date. With the most recent announcement of drilling on our Jean Lake Lithium/Gold Property, we will be running two winter drill programs on two different projects for a combined 10,000 metres of drilling this winter. We are pleased to be working our first drill program with Dahrouge and feel confident that we will be able to optimize our resource potential on both our Zoro and Jean Lake Properties to increase shareholder value.”

Dyke 1

Drilling at the Zoro Property will focus on Dyke 1, which partially outcrops at surface and hosts an inferred resource from a single high-grade lithium bearing spodumene pegmatite of 1,074,567 tons at a grade of 0.91% Li2O, with a cut-off of 0.3%, as set forth in the Company’s filed SK-1300 Technical Report Summary (2023) and NI-43-101 Technical Report (2018). Mineralization is defined for 265 metres along strike and to a depth of 265 metres and attains widths of up to 40 metres. Dyke 1 has not been drilled since 2018 and is open along strike and at depth providing excellent potential for further resource development. Figure 2 (below) displays previous historic drill holes in Dyke 1, but also highlights this Dyke 1’s potential in the upcoming drill program, as it displays an abundance of undrilled area for further resource development.

Figure 2: 3-D Model of Dyke 1 with previous and historic drillholes

Dahrouge Geological Consulting (“DGC”) conducted a summer exploration program with the goal of collecting surficial structural data to aid in drill targeting while also verifying the presence of spodumene-mineralized pegmatite on surface at Dyke 1. DGC plans to further investigate the spodumene-bearing pegmatites on Dykes 8, 3 and 16 with this drill program (Figure 3).

Figure 3: 3D model of showing the proposed shape and relationship of Dyke 2, 3, 5, 6, 7, and 8 with previous intersecting drill holes.

Dyke 8

Dyke 8 has been previously intersected by eight holes (total of 98.25 metres), intersecting high-grade lithium in 36.5 metres of spodumene-bearing pegmatite, including, 12.3 metres of 1.1%, Li2O, 4.4 metres of 1.2% Li2O and 2.2 metres of 1.5% Li2O. This Dyke has been defined over 120 metres in length, 5-15 metres in width and has been drilled to a depth of 157 meters and remains open in all directions. Dyke 3 is also open in all directions and further drill testing will be performed to confirm the relationship between Dyke 8 and Dyke 3 (Figure 4).

Figure 4: Display showing possible connection of Dyke 8 and 3

DGC is currently finalizing all details of the Zoro Property winter drill program, including securing all vendors and facilities. Drilling is expected to commence in Q1 of 2024 and Foremost will provide additional updates in in due course.

Qualified Person

Technical information in this news release has been reviewed and approved by Dr. Mark Fedikow, P.Geo., who is a Qualified Person as identified by Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects and as defined by the Securities and Exchange Commission’s S-K 1300 rules for mineral deposit disclosure.

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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